SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2025

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Ampliación Granada
Alcaldía Miguel Hidalgo,
11529, Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“Non Binding Agreement between AMX and Entel”

México City, México, October 6, 2025, América Móvil, S.A.B. de C.V. (“AMX”) [BMV: AMX] [NYSE: AMX], and Empresa Nacional de Telecomunicaciones S.A. (“ENTEL”) signed a non-binding agreement to jointly explore a potential offer to acquire Telefónica S.A. Chilean assets. The parties may decide at any time not to submit an offer or submit an offer individually or jointly and, if they do so, any offer and potential transaction will be subject to obtaining the necessary corporate approvals; and to the regulatory standards and authorizations required under the applicable sectoral and competition rules, including the prior authorization of the National Economic Prosecutor's Office of the Republic of Chile (Fiscalía Nacional Económica de Chile).

The interest of both companies in jointly exploring their potential offer is based on the potential benefits that the transaction could generate for its clients and Chilean consumers in general, given that it would strengthen the telecommunications sector competitiveness, increasing the ability to continue investing and competing in high-speed networks and coverage, through a more efficient use of the involved assets, all of which is key to the country's digitalization.

About América Móvil: www.americamovil.com

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this press release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 7, 2025

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact